[redacted]

SECURITIE 06003099 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 153

SEC FILE NUMBER
8-47023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fimat USA, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 5th Avenue, Suite 500

(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Brda **(312) 578-5206**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

233 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Robert Reeves**, affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of **Fimat USA LLC.** (the Company), as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any member, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

DANA A. YOUNG
NOTARY PUBLIC, STATE OF NEW YORK
No. 01YO6097431
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES AUGUST 18, 2007

Dana Young 2/27/06
Notary Public

Robert Reeves
Chief Financial Officer

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Consolidated Statement of Financial Condition
- ☐ (c) Consolidated Statement of Operations
- ☐ (d) Consolidated Statement of Cash Flows
- ☐ (e) Consolidated Statement of Changes in Subordinated Debt
- ☐ (f) Consolidated Statement of Changes in Stockholder's/Members' Equity
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☒ (m) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- ☒ (n) Schedule of Secured Amounts and Funds held in Separate Accounts for Foreign Futures and Option Customers Pursuant To Commission Regulation 30.7
- ☐ (o) Supplemental Report of Independent Auditors on Internal Control

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION

Fimat USA, LLC
(A Delaware Corporation)
December 31, 2005

Fimat USA, LLC

Consolidated Statement of Financial Condition
and Supplemental Information

December 31, 2005

Contents

Report of Independent Auditors

The Board of Directors and Members
Fimat USA, LLC

We have audited the accompanying consolidated statement of financial condition of Fimat USA, LLC (the Company) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The consolidating statement of financial condition is presented for purposes of additional analysis of the consolidated statement of financial condition rather than to present the financial position of the individual companies. All other accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Ernst + Young LLP

Chicago, Illinois
January 27, 2006

Fimat USA, LLC

Consolidated Statement of Financial Condition

December 31, 2005
(Thousands of Dollars)

Assets	
Cash and cash equivalents	$ 44,521
Cash and securities segregated for regulatory purposes	3,465,441
Receivables:	
Brokers, dealers, and clearing organizations	611,861
Customers	70,447
Securities purchased under agreements to resell	2,699,815
Securities borrowed	3,226,002
Financial instruments owned (including $96,027 pledged)	287,768
Fixed assets, net of accumulated depreciation and amortization of $28,571	12,426
Other assets	65,148
	$ 10,483,429
Liabilities and members' equity	
Short-term borrowings	$ 1,115,431
Payables:	
Brokers, dealers, and clearing organizations	504,231
Customers	3,601,916
Securities sold under agreements to repurchase	1,559,619
Securities loaned	2,916,822
Financial instruments sold, not yet purchased	2,403
Other liabilities and accrued expenses	117,555
	9,817,977
Subordinated debt	320,000
Members' equity	345,452
Total liabilities and members' equity	$ 10,483,429

See notes to consolidated statement of financial condition.

1. Organization and Nature of Operations

The consolidated statement of financial condition includes the accounts of Fimat USA, LLC (Fimat USA), formerly Fimat USA, Inc., and its wholly owned subsidiary Fimat Preferred, LLC (Fimat Preferred) (collectively, the Company). The Company is a wholly owned indirect subsidiary of Societe Generale (SG), Paris, France. All material intercompany accounts and transactions have been eliminated in consolidation.

Fimat USA is a registered broker-dealer and futures commission merchant and principally engages in the intermediation of futures contracts, fixed income securities, equities, foreign exchange, and their related derivatives for customers and counterparties. Fimat USA additionally engages in proprietary trading activities, primarily to facilitate customer transactions. Fimat USA is a clearing member of all major United States-based futures exchanges, as well as a member of the Chicago Board of Options Exchange, the Philadelphia Stock Exchange, the International Securities Exchange, and the Boston Options Exchange. Fimat USA is a member of many major United States-based clearing/settlement organizations for securities, including Depository Trust Company, Fixed Income Clearing Corporation Government Securities Division, National Securities Clearing Corporation, and the Options Clearing Corporation.

Fimat Preferred is a registered broker-dealer and futures commission merchant that provides execution and clearing services of securities, options, and futures transactions for retail, market maker, and institutional customers located primarily in the United States. Fimat Preferred is a member of the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., the National Futures Association, and other domestic exchanges and regulatory organizations.

Acquisition

On July 1, 2005, the Company acquired certain assets and liabilities of the business of PreferredTrade, Inc (Preferred). Preferred's business began operating as part of Fimat Preferred upon the acquisition. The acquisition was accounted for under the purchase method of accounting whereby the aggregate purchase price was allocated to the acquired assets and assumed liabilities based on their estimated fair values at the date of acquisition.

1. Organization and Nature of Operations (continued)

Restructuring of Fimat USA

Effective January 1, 2005, Fimat USA, Inc. converted its legal status to a Limited Liability Company and was renamed Fimat USA, LLC. In conjunction with the conversion, SG Americas, Inc. (SGAI), through its wholly owned subsidiary, SG Tandem, Inc. (SG Tandem), purchased a 50% interest in Fimat USA for $275.0 million. Such interest entitles SG Tandem to a 50% share in Fimat USA's profits and losses. Fimat International Banque, SA (Fimat Banque), through its wholly owned subsidiary, Fimat Americas SAS (Fimat Americas), holds a 50% controlling interest in Fimat USA as a result of an Operating Agreement between the owners and has the ability to appoint 60% of Fimat USA's directors. Fimat Banque and SGAI are both wholly owned by SG. Net deferred tax assets of $15.6 million were distributed to Fimat Banque as part of the restructuring.

2. Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results may differ from these estimates.

Securities and Commodities Transactions

Proprietary securities and commodities transactions are recorded on trade date. Financial instruments owned and financial instruments sold, not yet purchased are generally recorded at market value based on quoted market prices. If quoted prices are not available, fair values are estimated on the basis of dealer quotes or quoted prices for instruments with similar characteristics.

Customer securities and commodities transactions are recorded on settlement date.

2. Significant Accounting Policies (continued)

Receivables from and payables to customers, including affiliates, arise primarily in connection with securities and commodities transactions and include gains and losses on open commodity trades. Securities owned by customers and held by the Company as collateral or as margin are not reflected in the consolidated statement of financial condition. A portion of these securities has been deposited as margin with clearing organizations. At December 31, 2005, the market value of customer securities held was $5.1 billion, of which $3.7 billion has been pledged as margin at carrying brokers and clearing organizations.

Additionally, the market values of option positions owned or sold by customers are not reflected in the consolidated statement of financial condition.

Collateralized Financings

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Open repurchase and resale transactions are presented net in the accompanying consolidated statement of financial condition where net presentation is permitted pursuant to the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41). Excluding the impact of FIN 41, resale agreements totaled approximately $5.4 billion, of which $.7 billion is included in cash and securities segregated for regulatory purposes on the consolidated statement of financial condition. Also excluding the impact of FIN 41, repurchase agreements totaled approximately $3.6 billion at December 31, 2005.

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held.

2. Significant Accounting Policies (continued)

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained as necessary.

Cash and Cash Equivalents

The Company considers highly liquid debt instruments purchased with an original maturity of three months or less and not held for sale in the ordinary course of business to be cash equivalents. Cash and cash equivalents at December 31, 2005, include interest bearing cash accounts and money market funds.

Fixed Assets

Fixed assets include furniture, equipment, software, and leasehold improvements, and are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed based on the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized over the lesser of their economic useful life or the terms of the underlying leases.

Goodwill and Intangible Assets

Included in other assets is goodwill of approximately $5.1 million and other intangible assets of approximately $11.7 million, primarily relating to software development costs of $7.7 million.

Goodwill is subject to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. Under these rules, goodwill is deemed to have an indefinite life and is not amortized, but rather subject to an annual impairment test. During the year ended December 31, 2005, the Company recognized no permanent impairment in goodwill.

Intangible assets are being amortized on a straight-line basis over a 3 to 12 year period; internally developed software is being amortized over 5 years.

2. Significant Accounting Policies (continued)

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the consolidated statement of financial condition date.

Income Taxes

The Company is a limited liability company and is taxed as a partnership for federal and most state income tax purposes. There are no federal income taxes provided for in the accompanying consolidated statement of financial condition as the Members of the Company are responsible for reporting their share of the Company's taxable income or loss.

3. Transactions With Related Parties

The Company provides and receives clearing and execution services for derivatives, securities, and financing transactions with entities affiliated through common ownership. The Company also has leasing and administrative service arrangements with affiliates. Amounts outstanding to/from such affiliates at December 31, 2005, are reflected in the consolidated statement of financial condition as follows (in thousands of dollars):

Assets	
Cash and securities segregated for regulatory purposes	$ 750,290
Receivables from brokers, dealers, and clearing organizations	326,456
Receivables from customers	12,177
Securities purchased under agreements to resell	381,761
Financial instruments owned (pledged to affiliates for margin)	34,700
Other assets	480
Liabilities	
Short-term borrowings	1,115,431
Payables to brokers, dealers, and clearing organizations	292,341
Payables to customers	106,012
Securities sold under agreements to repurchase	549,735
Subordinated debt	320,000

3. Transactions With Related Parties (continued)

Fimat Facilities Management, Inc., an affiliate owned by Fimat Banque, provides technology support to the Company for which the Company incurs a fee.

The Company enters into unsecured bank borrowings with affiliated entities primarily to finance resale agreements and foreign currency settlements. At December 31, 2005, such short-term borrowings totaled $1,115 million. Interest on these borrowings is generally based on the prevailing Federal Funds rate.

The Company incurs a management fee from Fimat Banque to cover costs that arise in conjunction with administrative and support services.

Certain over-the-counter transactions were introduced by Fimat USA to Fimat Alternative Strategies Inc. (FAST), a Fimat Banque subsidiary. FAST serves as the counterparty to the transactions and in connection therewith earns fees. Fimat USA provides administrative and operational support services to FAST in connection with the over-the-counter transactions for which Fimat USA earns fees.

4. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased by the Company represent proprietary positions. The balances at December 31, 2005, are presented below (in thousands of dollars):

	Owned	Sold, Not Yet Purchased
U.S. government and agency obligations	$ 180,016	$ –
Options	69,969	2,267
Equities	32,330	–
Certificates of deposit	5,093	–
Corporate obligations	360	136
	$ 287,768	$ 2,403

4. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased (continued)

Financial instruments sold, not yet purchased obligate the Company to purchase the financial instruments at a future date at then-prevailing prices, which may differ from the carrying values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

At December 31, 2005, financial instruments owned of $96.0 million were pledged as collateral to carrying brokers and clearing organizations.

5. Derivatives and Financing Activities

Derivative Activities

Derivatives are financial instruments, which include futures, options, swaps, and forward contracts, whose value is based upon an underlying asset, index, or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivative contracts are standardized and include futures and options contracts. Over-the-counter (OTC) derivative contracts are individually negotiated between contracting parties and include swap and forward contracts. In the normal course of business, to facilitate customer activities, the Company enters into futures contracts, options, forward contracts, and swap contracts. The Company records its derivative activities at market or fair value.

At December 31, 2005, the fair value of derivatives was as follows (in thousands of dollars):

	Assets	Liabilities
Options	$ 69,969	$ 2,267
Forward contracts	–	39
Swap contracts	43,819	17,487
Futures contracts	17,183	36,483

5. Derivatives and Financing Activities (continued)

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in commodity prices, foreign currency exchange rates, interest rates, and other factors. The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring a loss. To reduce its credit risk for derivative transactions, the Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. The Company may require counterparties to pledge collateral when deemed necessary.

Customer Activities

The Company executes and clears futures contracts, options on futures contracts, and equity options for its customers, including affiliates. Substantially all of these contracts are transacted on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, the Company guarantees to the respective clearing organizations its customers' performance under these contracts. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. To reduce its risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good faith deposit from the customers, which reduces the risk to the Company of failure on behalf of the customers to fulfill any obligation under the contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2005, were adequate to minimize the risk of material loss that could be created by the positions held.

Financing Activities

In the normal course of business, the Company obtains securities under resale and securities borrow agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2005, the Company obtained securities with a fair value of $8.5 billion, of which $8.0 billion has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

6. Subordinated Debt

At December 31, 2005, Fimat USA had subordinated debt outstanding of $320.0 million under new agreements with Fimat Banque with interest rates ranging from 4.57% to 4.82%, of which $150.0 million matures on December 31, 2006, and $170.0 million matures on December 31, 2007. The debt is subordinated to the general claims of creditors. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the Securities and Exchange Commission (SEC) net capital rule. To the extent that such borrowings are required for Fimat USA's continued compliance with minimum net capital requirements, the loan agreements provide that this debt may not be repaid.

7. Commitments, Contingencies, and Guarantees

Commitments

The Company has various noncancelable office leases and sublease agreements with various unaffiliated third parties, the latest of which expires in 2011. Also, the Company subleases office facilities under an agreement with SG, which expires in 2013. Future minimum lease payments relating to these arrangements are as follows (in thousands of dollars):

Years Ending December 31	Future Minimum Lease Payments
2006	$ 5,216
2007	4,738
2008	4,403
2009	4,992
2010	4,895
Thereafter	5,381
	$ 29,625

7. Commitments, Contingencies, and Guarantees (continued)

Contingencies

The Company is involved in various litigation, arbitration, and regulatory matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a materially adverse effect on the Company's consolidated financial position.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair valued derivative contracts, which may constitute guarantees under FASB Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. The maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. The fair values of all written option contracts as of December 31, 2005, are included in financial instruments sold, not yet purchased on the consolidated statement of financial condition.

In addition, the Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

8. Benefit Plan and Deferred Compensation Plan

The Company sponsors a 401(k) profit-sharing plan (the Plan) in which substantially all of its employees are eligible to participate. Under the terms of the Plan, the Company makes annual contributions to the Plan equal to 50% of the first 6% of contributions made by its employees, subject to certain limitations.

In addition, the Company sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Under this plan, participants may make assumed investment choices with respect to amounts contributed. Although not required to do so under the plan, the Company invests such contributions in assets that mirror the investment choices. The balances in this plan are subject to the claims of general creditors of the Company. Amounts, each totaling approximately $32.0 million, are included in other assets and other liabilities and accrued expenses on the consolidated statement of financial condition at December 31, 2005.

The Company and SG also sponsor certain other deferred compensation plans under which amounts are deferred for certain officers or employees and paid over a 3-year period, subject to continued employment.

9. Net Capital Requirements and Other Regulatory Matters

Fimat USA is subject to the minimum financial requirements of the SEC and the Commodity Futures Trading Commission (CFTC). Under these requirements, Fimat USA must maintain minimum net capital, as defined by the SEC and CFTC. The Company has elected to compute its net capital requirements under the alternative method provided for in SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate customer-related debit items, as defined. Under the CFTC requirements, Fimat USA is required to maintain adjusted net capital equal to the greater of $250,000 or the sum of 8% of the customer risk maintenance margin requirements and 4% of the noncustomer risk maintenance margin requirements, as defined.

At December 31, 2005, Fimat USA had net capital of approximately $520.7 million, which was approximately $211.3 million in excess of its net capital requirement.

9. Net Capital Requirements and Other Regulatory Matters (continued)

Fimat Preferred is also subject to the minimum financial requirements of the SEC and CFTC. At December 31, 2005, Fimat Preferred had net capital of approximately $28.1 million, which was approximately $27.3 million in excess of its net capital requirement.

Advances to affiliates, repayment of subordinated debt, dividend payments, and other equity withdrawals may be subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

Supplemental Information

Fimat USA, LLC

Consolidating Statement of Financial Condition

December 31, 2005
(Thousands of Dollars)

	Fimat USA, LLC	Fimat Preferred, LLC	Eliminations	Consolidated Statement of Financial Condition
Assets				
Cash and cash equivalents	$ 42,541	$ 1,980	$ –	$ 44,521
Cash and securities segregated for regulatory purposes	3,443,414	22,027	–	3,465,441
Receivables:				
Brokers, dealers, and clearing organizations	610,548	1,915	(602)	611,861
Customers	49,880	20,567	–	70,447
Securities purchased under agreements to resell	2,682,065	17,750	–	2,699,815
Securities borrowed	3,225,847	5,924	(5,769)	3,226,002
Financial instruments owned	261,621	26,147	–	287,768
Fixed assets, net	11,446	980	–	12,426
Investment in subsidiary	42,466	–	(42,466)	–
Other assets	52,005	13,143	–	65,148
	$ 10,421,833	$ 110,433	$ (48,837)	$ 10,483,429
Liabilities and members' equity				
Short-term borrowings	$ 1,115,431	$ –	$ –	$ 1,115,431
Payables:				
Brokers, dealers, and clearing organizations	502,293	2,539	(601)	504,231
Customers	3,538,914	63,002	–	3,601,916
Securities sold under agreements to repurchase	1,559,619	–	–	1,559,619
Securities loaned	2,922,591	–	(5,769)	2,916,822
Financial instruments sold, not yet purchased	2,403	–	–	2,403
Other liabilities and accrued expenses	115,130	2,425	–	117,555
	9,756,381	67,966	(6,370)	9,817,977
Subordinated debt	320,000	–	–	320,000
Members' equity	345,452	42,467	(42,467)	345,452
Total liabilities and members' equity	$ 10,421,833	$ 110,433	$ (48,837)	$ 10,483,429

Fimat USA, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005
(Thousands of Dollars)

Net capital		
Total members' equity	$ 345,452	
Add subordinated debt	320,000	
Total capital and allowable subordinated debt		$ 665,452
Deductions and/or charges:		
Nonallowable assets:		
Exchange memberships	3,707	
Receivables from customers	2,402	
Investment in subsidiary	42,466	
Receivables from affiliates	7,154	
Furniture, equipment, and leasehold improvements, net	10,850	
Deferred compensation plan	2,176	
Goodwill	4,300	
Net deferred tax assets	1,465	
Other assets	19,702	
Total nonallowable assets	94,222	
Additional charges for customers' and noncustomers' commodity accounts (4% SOV charge)	30,843	
Aged fails-to-deliver (20 items)	2,370	
Other deductions and/or charges (primarily deductions on reverse repurchase and repurchase agreements)	7,016	
Total deductions and/or charges		(134,451)
Net capital before haircuts		531,001
Haircuts on securities		
Trading and investment securities:		
Bankers' acceptances, certificates of deposit, and commercial paper	2,066	
U.S. government obligations	2,296	
Corporate obligations	333	
Stocks and warrants	4,476	
Other securities (money market investments)	184	
Undue concentration	132	
Other (uncovered inventory)	776	
Total haircuts on securities		(10,263)
Net capital		$ 520,738

Fimat USA, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

December 31, 2005
(Thousands of Dollars)

Net capital		$ 520,738
Computation of alternative net capital requirement		
Amount of customer risk maintenance margin requirement	$ 3,609,059	
8% of customer risk maintenance margin requirement		288,725
Amount of noncustomer risk maintenance margin requirement	517,738	
4% of noncustomer risk maintenance margin requirement		20,709
Total alternative net capital requirement		309,434
Greater of:		
8% of the customer risk maintenance margin requirement and 4% of the noncustomer risk maintenance margin requirement under the Commodity Exchange Act	309,434	
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $329,309); or	6,586	
minimum dollar net capital requirement of Company	250	
Net capital requirement		309,434
Excess net capital		$ 211,304
Net capital in excess of 110% of the risk-based capital requirement under the Commodity Exchange Act		$ 180,361

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005, Part II FOCUS filing.

Fimat USA, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005
(Thousands of Dollars)

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$ 122,804	
Customers' securities failed to receive	7,392	
Market value of short securities and credits (not to be offset by long or by debits) in all suspense accounts over 30 calendar days	628	
Other – payables to carrying brokers and clearing agents and margin required with the Options Clearing Corporation	327,123	
Total credits		457,947
Debit balances		
Debit balances in customers' cash and margin accounts and accounts doubtful of collection net of deductions	3,999	
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	322,633	
Other – receivables from carrying brokers and clearing agents	2,677	
Aggregate debit items		329,309
Less 3% (for alternative method only)		9,879
Total 15c3-3 debits		319,430
Reserve computation		
Excess of total credits over total debits		$ 138,517
Amount held on deposit in "Reserve Bank Account(s)," including $211,517 of qualified securities, at end of reporting period		$ 211,517

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2005, Part II FOCUS filing.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3.	None
The system and procedures utilized in complying with the requirements to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Note

Fimat USA, LLC

Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

December 31, 2005
(Thousands of Dollars)

Segregation requirement	
Net ledger balance:	
Cash	$ 2,151,100
Securities (at market)	3,379,883
Net unrealized profit in open futures contracts	93,042
Exchange-traded options:	
Add market value of open option contracts purchased on a contract market	3,406,434
Deduct market value of open option contracts sold on a contract market	(3,810,787)
	5,219,672
Add accounts liquidating to a deficit and accounts with debit balances – gross amount	308,973
Less amount offset against U.S. Treasury obligations owned by particular customers	(306,375)
Amount required to be segregated	5,222,270
Funds on deposit in segregation	
Deposited in segregated funds bank accounts:	
Cash	24,116
Securities representing investment of customers' funds (at market)	1,995,978
Securities held for particular customers or option customers in lieu of cash margins (at market)	788,936
Margins on deposits with clearing organizations of contract markets:	
Cash	83,371
Securities representing investment of customers' funds (at market)	343,168
Securities held for particular customers or option customers in lieu of cash margins (at market)	2,590,946
Net settlement from (to) derivatives clearing organizations of contract markets	(28,612)
Exchange traded options:	
Value of open long option contracts	3,406,434
Value of open short option contracts	(3,810,787)
Net equities with other FCMs:	
Net liquidating equity	
Securities representing investments of customers funds (at market)	
Securities held for particular customers or option customers in lieu of cash margins (at market)	
Total amount in segregation	5,393,550
Excess funds in segregation	$ 171,280

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2005, Part II FOCUS filing.

Fimat USA, LLC

Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7

December 31, 2005
(Thousands of Dollars)

Amounts to be set aside in separate Section 30.7 accounts		$ 1,680,574
Total secured amounts		
Cash in banks	$ 2,097	
Securities in safekeeping	524,524	
Amounts held by members of foreign boards of trade	1,225,825	
Total funds in separate Section 30.7 accounts		1,752,446
Excess funds in separate Section 30.7 accounts		$ 71,872

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2005, Part II FOCUS filing.